Exhibit 99.1

Safe Bulkers, Inc. Announces Public Offering of Common Stock

Athens, Greece, March 15, 2010 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that it plans to offer 9,000,000 shares of its common stock to the public (the “Public Offering”).  In connection with the Public Offering, the Company has also granted the underwriters a 30-day option to purchase up to 1,350,000 additional shares of common stock to cover over-allotments, if any.

Concurrently with the Public Offering, the Company intends to sell 1,000,000 shares of its common stock to Vorini Holdings Inc., the controlling shareholder of the Company, at the price to the public in the Public Offering.

The Company plans to use the net proceeds of the Public Offering and the concurrent private placement for vessel acquisitions, capital expenditures and for other general corporate purposes, including repayment of indebtedness.

BofA Merrill Lynch and Credit Suisse are acting as joint book-running managers and Evercore Partners, Cantor Fitzgerald & Co., DnB NOR Markets and Oppenheimer & Co. are acting as co-managers of the Public Offering, which will be made under an effective shelf registration statement.

The Public Offering is being made only by means of a prospectus supplement and accompanying base prospectus.  When available, the prospectus supplement and accompanying base prospectus relating to the common stock being offered in the Public Offering may be obtained from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department; email: prospectus.requests@ml.com or Credit Suisse Securities (USA) LLC, Attn: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, phone: 1-800-221-1037.

This release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  The offering of these securities will be made only by means of the prospectus supplement and accompanying prospectus.

About Safe Bulkers, Inc.

Safe Bulkers, Inc. is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”.  The Company maintains its offices at 30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters.  Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission.  The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com